Exhibit 99.2

Management's Discussion and Analysis

for the three months ended March 31, 2017

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

Message to Shareholders, May 2017

In recent years, the Company has seen significant growth in sales and is continuing to invest in the further growth of our product, AGGRASTAT®, while also investing in future sources of revenue and growth through the development of additional cardiovascular products.

Net revenues for AGGRASTAT® for the three months ended March 31, 2017 were $7.0 million compared to $6.1 million for the three months ended March 31, 2016, a 16% increase. We also added an additional $1.7 million in revenues from Apicore following our majority acquisition which closed on December 1, 2016, however it is important to note that historically, the first quarter of each fiscal year for Apicore has been slower in terms of revenue compared to much stronger fourth quarters as was experienced with our strong December revenues recognized from Apicore in 2016.

We continue to focus on the sale and marketing of AGGRASTAT®, while investing in a new brand and life cycle management strategy for the product, as well as the development of additional cardiovascular products to complement our commercial business, including our aNDA which was filed with the U.S. Food and Drug Administration (“FDA”) in December of 2016 and our new “bolus” vial product format which was approved by the FDA in 2016 and is now being sold commercially. We expect these investments to yield increased revenues for Medicure.

We maintain our view that AGGRASTAT® has potential for additional growth, and as our commercial operation has expanded, it has created an organizational asset that can be applied to additional commercial assets. To leverage this, we continue to seek other opportunities to grow our business through acquisition and/or development projects and we continue to explore new product opportunities, including the development of additional cardiovascular products.

On November 17, 2016, we exercised our option rights to purchase a majority interest in Apicore, and closed the transaction on December 1, 2016. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“API”) manufacturing service provider for the worldwide pharmaceutical industry. We see this acquisition creating value for Medicure and its shareholders.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead in 2017 and beyond.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman, President and Chief Executive Officer

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Management's Discussion and Analysis

The following management discussion and analysis (“MD&A”) is current to May 23, 2017 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2016 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2016. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s condensed consolidated interim financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;
•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	intention to increase sales of AGGRASTAT®;
•	intention to develop TARDOXALTM (pyridoxal 5 phosphate), formerly MC-1, for neurological disorders;
•	intention to investigate and advance certain other product opportunities;
•	intention to develop and commercialize additional cardiovascular generic drug products;
•	intention to obtain regulatory approval for the Company's products;
•	expectations with respect to the cost of the testing and commercialization of the Company's products;
•	sales and marketing strategy;
•	anticipated sources of revenue;
•	intentions regarding the protection of the Company's intellectual property;
•	intention to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services);
•	intentions with respect to the growth of Apicore, and/or deriving any material benefits from the Company’s ownership of Apicore;
•	expectations with respect to acquiring additional ownership interests in Apicore;
•	business strategy; and
•	intention with respect to dividends.

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Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the ability of the Company to continue as a going concern;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;
•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	the ability of Apicore to successfully operate its business plan;
•	the ability of the Company and Apicore to increase the value of Apicore;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

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Management's Discussion and Analysis

COMPANY PROFILE

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. Additional focus areas for the Company relate to the management and growth of Apicore, which the Company acquired a majority interest in on December 1, 2016 (the “2016 Apicore Transaction”). As well, the Company is focused on the development of three additional cardiovascular generic drugs, which are expected to transform the Company’s commercial suite of products from a single product to four approved products by the end of 2019.

The Company’s research and development program is focused on developing and implementing its continued regulatory, brand and life cycle management strategy for AGGRASTAT®. Medicure is also making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, in addition to exploring neurological treatment applications of its legacy product (MC-1, TardoxalTM). The Company is actively seeking to acquire and/or license additional products.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT®, the 2016 Apicore Transaction and debt and equity financings completed in fiscal 2015 and 2016, have dramatically improved the Company’s financial position compared to previous years. Nevertheless, the Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT® sales, value generation from the Apicore business, and upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company includes AGGRASTAT®, Apicore and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $200 million (2015) glycoprotein GP IIb/IIIa (GPI) inhibitor market. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issuance of warrants and stock options, interest on excess funds held, and the issuance of debt, including the $60,000,000 term loan obtained in November 2016 allowing the Company to complete the 2016 Apicore Transaction.

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore until July 3, 2017 at a predetermined price.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore.

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Management's Discussion and Analysis

RECENT DEVELOPMENTS

Loan to Apicore and Additional Equity Acquisition

On January 9, 2017, the Company announced that it has provided a secured loan in the amount of US$9.8 million to Apicore Inc. (“Apicore”) allowing for the repayment of Apicore’s existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), in which Crown holds a 40% interest, and the Ontario Pension Board, a limited partner in Crown’s funds, as previously announced on November 18, 2016.

The loan constituted a “related party transaction” under Multilateral Instrument 61-101 (“MI 61-101”) Protection of Minority Security Holders in Special Transactions and absent available exemptions would trigger the requirement for a formal valuation and minority shareholder approval of the transaction. The Company has relied on the exemptions from these requirements contained in Sections 5.5(a) and 5.7(a) of MI 61-101 on the basis that the fair market value pertaining to the transaction does not exceed 25% of the Company’s market capitalization, calculated in accordance with MI 61-101. A material change report in respect of the loan will be filed as required, but was not filed 21 days in advance of the closing of the loan due to the Company’s desire to complete the loan as quickly as possible. The loan was approved by the Board of Directors of the Company.

Additionally, Medicure acquired an additional 112,500 Class E common shares of Apicore, representing approximately 1% of Apicore, for US$549,000 from a former employee of Apicore and former members of Apicore’s Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore by these individuals and purchased by Medicure at a pre-specified price in accordance with Apicore’s stock option plan and Medicure’s option rights. Medicure currently owns approximately 61% of Apicore on a fully diluted basis and continues to hold option rights until July 3, 2017 to acquire additional shares in Apicore.

Additionally, during the three months ended March 31, 2017, Medicure acquired an additional 32,500 Class E common shares of Apicore from employees of Apicore for US$158,469 and subsequent to March 31, 2017, Medicure acquired an additional 150,000 Class E common shares of Apicore for US$731,397.

FDA Approval for Apicore’s Generic Tetrabenazine

On March 23, 2017, the Company announced that its majority-owned subsidiary, Apicore Inc., has received final approval from the FDA for the Company’s aNDA for tetrabenazine tablets in the 12.5 mg and 25 mg strengths. The newly approved product is a generic equivalent of the branded product Xenazine® sold in the United States by Valeant Pharmaceuticals. Xenazine is indicated to treat the involuntary movements (chorea) of Huntington’s disease. Development of tetrabenazine was done in partnership with TAGI Pharma Inc., which recently launched the product commercially.

COMMERCIAL

In fiscal 2007, the Company’s subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

6

Management's Discussion and Analysis

Net revenue from the sale of finished AGGRASTAT® products for the three months ended March 31, 2017 increased by 16% over the net revenue for the three months ended March 31, 2016. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in AGGRASTAT® revenue compared to the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT® and the increase in market share held by the product. The Company's commercial team continues to work on expanding its customer base. For the quarter ended March 31, 2017, the Company experienced its highest level of AGGRASTAT® hospital demand in the history of owning the product. Hospital demand exceeded wholesale demand due to reductions in inventory levels within the wholesale channel. During this period, wholesalers adjusted their target days-on-hand range from 25-30 to 15-20 days.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013 and due to increased marketing and promotional efforts of the Company.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and the acquisition and/or development of other niche products that fit the commercial organization.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S. $200 million per year. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, one of the Company’s primary ongoing research and development activities is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® High Dose Bolus (“HDB”) regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States. On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however, it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

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Management's Discussion and Analysis

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that is has received approval from the FDA for its new bolus vial product format for AGGRASTAT®. The newly approved product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus does (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

The “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

Developing additional acute cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

Generating material value for the Company from the majority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore is a leading process research and development and API manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition. The Company intends to seek opportunities to increase the value of its majority position in Apicore and its remaining option to acquire additional shares of Apicore which could benefit the Company’s shareholders.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications

The Company is actively working and devoting a modest amount of resources to this program, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

8

Management's Discussion and Analysis

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however, it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that it has received approval from the FDA for its new bolus vial product format for AGGRASTAT®.

The new product format is a concentrated, pre-mixed, 15 ml vial containing sufficient drug to administer the FDA approved, high dose bolus (“HDB”) of 25 mcg/kg at the beginning of treatment. AGGRASTAT® is currently only sold in a pre-mixed intravenous bag format that comes in two sizes, 100 ml and 250 ml. The existing, pre-mixed products will continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours).

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Management's Discussion and Analysis

Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18-hour infusion was added subsequent to enrolment commencing.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. As of May 23, 2017, the study was approximately 80% through to completion of enrolment.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC. The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above, the Company expects to transform its commercial suite of products from a single product to four approved products by the end of 2019.

The Company is actively working and devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

On August 13, 2014, the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM. Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

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Management's Discussion and Analysis

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed - Additional studies underway
Generic aNDA 1	Acute Cardiology	aNDA filed
Generic aNDA 2	Acute Cardiology	Formulation development underway
Generic aNDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM	TD/Neurological indications	Regulatory and clinical planning underway

The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Potential New Products in Development Stage

Cardiovascular Generic and Reformulation Products:

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC. The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

TARDOXALTM for Neurological Conditions: One of the Company’s ongoing investments is the clinical development and commercialization of its research product, TARDOXALTM (pyridoxal 5-phosphate) for TD and other neurological conditions. TD is a serious movement disorder which results from long term treatment with antipsychotic medications. At present, there is no treatment available for TD in the US. TARDOXALTM's potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

On August 13, 2014, the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM. Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia, with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders. The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12-week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo. The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant. No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group. This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product. As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrolment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM to develop clinical development plans. The Company is also exploring modified formulations to reduce nausea that may be associated with use of the product. A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD and other neurological conditions. TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the FDA or Health Canada.

11

Management's Discussion and Analysis

TARDOXALTM continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Other Products: The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Apicore Operations

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and API manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

The Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen Investments Limited. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, that has minimal business activities outside of those of its subsidiary. The Warrants are exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at $0.01 each and are effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continues to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction.

On January 9, 2017, the Company announced that it has provided a secured loan in the amount of US$9.8 million to Apicore Inc. (“Apicore”) allowing for the repayment of Apicore’s existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was previously obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), in which Crown holds a 40% interest, and the Ontario Pension Board, a limited partner in Crown’s funds, as previously announced on November 18, 2016.

Additionally, Medicure acquired an additional 112,500 Class E common shares of Apicore, representing approximately 1% of Apicore, for US$549,000 from a former employee of Apicore and former members of Apicore’s Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore by these individuals and purchased by Medicure at a pre-specified price in accordance with Apicore’s stock option plan and Medicure’s option rights. Additionally, during the three months ended March 31, 2017, Medicure acquired an additional 32,500 Class E common shares of Apicore from employees of Apicore for US$158,469 and subsequent to March 31, 2017, Medicure acquired an additional 150,000 Class E common shares of Apicore for US$731,397. Medicure currently owns approximately 62% of Apicore on a fully diluted basis and continues to hold option rights until July 3, 2017 to acquire additional shares in Apicore.

12

Management's Discussion and Analysis

Apicore is a private, New Jersey based developer and manufacturer of specialty APIs and pharmaceuticals, including over 15 aNDA’s, one of which, is partnered with Medicure and two of which have been approved by the FDA. Apicore has two FDA approved facilities. In the United States, the Somerset, New Jersey facility can produce volumes from a few grams up to 200kg and in India, the Vadodara, Gujarat facility can produce volumes from a few kilograms up to sixty metric tons annually. Both facilities are equipped with state-of-the-art analytical and research capabilities. Apicore manufactures over 100 different API’s, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by Apicore’s customers.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies.

On December 13, 2016, the Company in conjunction with Apicore announced that the aNDA resulting from the collaboration project between Medicure and Apicore was filed with the FDA. The collaborative project was focused on the development of an intravenous drug product for an acute cardiovascular indication.

On March 23, 2017, the Company announced that its majority-owned subsidiary, Apicore Inc., has received final approval from the FDA for the Company’s aNDA for tetrabenazine tablets in the 12.5 mg and 25 mg strengths. The newly approved product is a generic equivalent of the branded product Xenazine® sold in the United States by Valeant Pharmaceuticals. Xenazine is indicated to treat the involuntary movements (chorea) of Huntington’s disease. Development of tetrabenazine was done in partnership with TAGI Pharma Inc., which recently launched the product commercially.

The Company’s plan of operations is to increase Apicore’s revenues and customer base over time. The Company believes there is opportunity for organic growth within Apicore as it begins to receive FDA approval for products that are currently under development, as well as continuing to develop additional new products.

Since the date of the Acquisition, the Company has continued to operate the Apicore business separately from the Company’s pre-existing specialty pharmaceutical business, and Apicore, Inc. continues to be managed under the direction of its Board consisting of six directors, of which four are members of the Board of Directors of Medicure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	Valuation of the royalty obligation
•	Provisions for returns, chargebacks and discounts
•	The measurement and valuation of inventory
•	The measurement and period of use of intangible assets
•	The estimation of accruals for research and development costs
•	The assumptions and model used to estimate the value of share-based payment transactions and warrants
•	The measurement of the amount and assessment of the recoverability of income tax assets
•	Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.
•	Valuation of acquired intangible assets.

13

Management's Discussion and Analysis

Valuation of financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: short-term borrowings, accounts payable and accrued liabilities, income taxes payable, deferred revenue, finance lease obligations and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The liability to repurchase Apicore Class E shares was recorded at its fair value based on the fixed price of the employees’ put option net of the option’s exercise price.

The derivative option on Apicore Class C shares was recorded at the fixed purchase price in accordance with the terms and conditions of the grant.

The Apicore Series A-1 preferred shares were valued at their fair value in relation to the valuation of Apicore conducted to value the Company’s business combination.

Estimating fair value required using the most appropriate valuation model which is dependent on management’s assumptions on future cash flows and an appropriate discount rate.

Provision for returns and discounts

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include nonrefundable signing fees, milestone payments and profit sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Up-front fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the up-front non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

14

Management's Discussion and Analysis

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

The measurement and valuation of inventory

AGGRASTAT® inventories consist of unfinished product (raw materials in the form of API) and finished commercial product which are available for sale and are measured at the lower of cost and net realizable value.

AGGRASTAT® pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

The measurement and period of use of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and ae treated as changes in accounting estimates in the consolidated statements of income.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

15

Management's Discussion and Analysis

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

16

Management's Discussion and Analysis

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed and valuation of acquired intangible assets.

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in earnings.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of the acquisition.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

(in thousands of CDN$, except per share data)	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
AGGRASTAT® product sales, net	$ 7,013	$ 8,005	$ 8,204	$ 7,072
API sales	1,694	7,799	-	-
Cost of goods sold	(2,649)	(7,038)	(992)	(864)
Selling, general and administrative	(5,228)	(4,293)	(3,724)	(5,050)
Research and development	(5,264)	(2,165)	(1,018)	(1,101)
Finance expense, net	(2,159)	(2,470)	(297)	(303)
Foreign exchange gain (loss), net	361	(274)	(40)	44
(Loss) income for the period	(5,076)	24,430	2,003	432
Basic (loss) earnings per share	$ (0.33)	$ 1.57	$ 0.13	$ 0.03
Diluted (loss) earnings per share	$ (0.33)	$ 1.37	$ 0.12	$ 0.03

17

Management's Discussion and Analysis

(in thousands of CDN$, except per share data)	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
AGGRASTAT® product sales, net	$ 6,069	$ 9,527	$ 5,416	$ 3,802
API sales	-	-	-	-
Cost of goods sold	(874)	(811)	(542)	(514)
Selling, general and administrative	(3,166)	(3,398)	(2,393)	(2,374)
Research and development	(807)	(1,515)	(2,644)	(313)
Finance expense, net	(347)	(3,510)	(202)	(195)
Foreign exchange (loss) gain, net	7	(26)	(27)	20
Income (loss) for the period	792	1,096	(348)	441
Basic earnings (loss) per share	$ 0.05	$ 0.08	$ (0.02)	$ 0.03
Diluted earnings (loss) per share	$ 0.05	$ 0.07	$ (0.02)	$ 0.03

Net loss for the three-month period ended March 31, 2017 totaled $5.1 million compared to net income of $792,000 for the three months ended March 31, 2016. Significant variances are as follows:

•	An increase of $1.8 million in finance expense primarily relating to the $60 million long-term debt obtained in November 2016 and used to fund the majority interest purchase of Apicore.
•	An increase of $4.5 million in research and development primarily due to amortization pertaining to the acquired Apicore assets of $2.9 million and research and development expenses within the Apicore business of $1.1 million. Costs associated with the Company’s development of additional cardiovascular drugs also contributed to the increase.
•	An increase in selling, general and administration expenses of $2.1 million due the addition of the Apicore business which contributed approximately $1.6 million to the increase in expenses. As well, approximately $500,000 of the increase relates to higher personnel expenses associated with increased head count and higher selling costs associated with the AGGRASTAT® business.
•	An increase in cost of goods sold relating to the Apicore business.

Offset by:

•	An increase in revenues of $2.6 million relating to increases of approximately $900,000 in AGGRASTAT® revenues and the addition of $1.7 million of revenues relating to the Apicore business.
•	An increase of $1.3 million in deferred income tax recoveries.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
AGGRASTAT® revenue, net	$ 7,013	$ 6,069	$ 944
API revenue, net	1,694	-	1,694
Total revenue	$ 8,707	$ 6,069	$ 2,638

Net AGGRASTAT® product sales for three months ended March 31, 2017 were $7.0 million compared to $6.1 million in the comparable period in 2016. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

18

Management's Discussion and Analysis

Net revenue from the sale of finished AGGRASTAT® products for the three months ended March 31, 2017 increased by 16% over the net revenue for the three months ended March 31, 2016. The increase in AGGRASTAT® revenue compared to the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT® and the increase in market share held by the product. The Company's commercial team continues to work on expanding its customer base. For the quarter ended March 31, 2017, the Company experienced its highest level of AGGRASTAT® hospital demand in the history of owning the product. Hospital demand exceeded wholesale demand due to reductions in inventory levels within the wholesale channel. During this period, wholesalers adjusted their target days-on-hand range from 25-30 to 15-20 days.

The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013.

The Company also recorded an additional $1.7 million in revenues from Apicore for the three months ended March 31, 2017. It is important to note that the first quarter of each fiscal year has typically resulted in lower revenues for Apicore when compared to the remaining three quarters of the year.

Cost of goods sold

The change in cost of goods sold for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Cost of goods sold	$ 2,649	$ 874	$ 1,775

AGGRASTAT® cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets as well as raw materials, direct labor and manufacturing overhead associated with API inventory sold.

AGGRASTAT® cost of goods sold, excluding amortization, for the three months ended March 31, 2017 were $554,000 compared to $445,000 for the comparable period in the prior year. For the three months ended March 31, 2017, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2016.

There was no amortization of AGGRASTAT® intangible assets for the three months ended March 31, 2017 as the associated intangible assets became fully amortized during the fourth quarter of 2016. Amortization of AGGRASTAT® intangible assets for the three months ended March 31, 2016 totaled $420,000.

Additionally, the Company recorded cost of goods sold pertaining to Apicore totaling $2.1 million during the three months ended March 31, 2017.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities, as well as beginning on December 1, 2016, the selling, general and administrative activities of Apicore. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Selling, general and administrative expenses
AGGRASTAT®	$ 3,010	$ 2,579	$ 431
Other	598	587	11
Apicore	1,620	-	1,620
Total	$ 5,228	$ 3,166	$ 2,062

19

Management's Discussion and Analysis

Total selling, general, and administrative expenditures for the three months ended March 31, 2017 were $5.2 million, compared to $3.2 million for the comparable period in the prior year. Selling, general, and administrative expenditures related to AGGRASTAT® were $3.0 million for the three months ended March 31, 2017, compared to $2.6 million for the comparable period in the prior year. Selling, general, and administrative expenditures - Other were $598,000 for the three months ended March 31, 2017, compared to $587,000 the comparable period in the prior year. Selling, general, and administrative expenditures - Apicore were $1.6 million for the three months ended March 31, 2017. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and Apicore’s product sales as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures - AGGRASTAT® increased during the three months ended March 31, 2017 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT® and

•	Increased travel costs associated with the sale of AGGRASTAT® due to more sales people travelling to service accounts and increased frequency of hospital visits.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT® intangible assets and research and development activities of Apicore beginning on December 1, 2016. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers. The change in research and development expenditures for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Research and development	$ 5,264	$ 807	$4,457

Net research and development expenditures for the three months ended March 31, 2017 were $5.3 million, compared to $807,000 for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products, research and development conducted within the Apicore business and amortization of Apicore’s property, plant and equipment and intangible assets. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the three ended March 31, 2017 as compared to the three months ended March 31, 2016 is primarily related to research and development within the Apicore business, including the amortization of Apicore intangible assets totaling $2.9 million which was recorded within research and development expenses. Costs associated with the Company’s development of additional cardiovascular drugs also contributed to the increase.

Generally, included in research and development expenses are charges related to impairment of the Company’s intangibles assets, however there were no impairments recorded in either period. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

20

Management's Discussion and Analysis

Finance Expense

The change in finance expense for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase
Finance expense	$ 2,159	$ 347	$ 1,812

Finance expense for the three months ended March 31, 2017 was $2.2 million, compared to $347,000 in the comparable period in the prior year. The increase in finance expense for the three months ended March 31, 2017 is primarily due to the loan obtained from Crown Capital in November of 2016 and interest costs associated with the debt that was obtained within Apicore as part of the 2016 Apicore Transaction.

Income Tax (Recovery) Expense

The change in income tax expense (recovery) for the year ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase (Decrease)
Current income tax expense	$ 133	$ -	$ 133
Deferred income tax recovery	$ (1,289)	$ -	$ (1,289)

The Company recorded current income tax expense of $133,000 for the three months ended March 31, 2017 relating to taxable income in the United States and a deferred income tax recovery of $1.3 million pertaining to changes in temporary differences primarily arising out of the 2016 Apicore Transaction.

(Loss) income and comprehensive (loss) income

The consolidated net (loss) income and comprehensive (loss) income for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Decrease
(Loss) income for the year	$ (5,075)	$ 792	$ (5,867)
Comprehensive (loss) income for the period	$ (6,192)	$ 313	$ (6,505)
Basic (loss) earnings per share	$ (0.33)	$ 0.05	$ (0.38)
Diluted (loss) earnings per share	$ (0.33)	$ 0.05	$ (0.38)

For the three months ended March 31, 2017, the Company recorded a consolidated net loss of $5.1 million or $0.33 per share compared to consolidated net income of $792,000 or $0.05 per share for the three months ended March 31, 2016. As discussed above, the main factors contributing to the net loss were higher research and development expenses, higher finance expense, higher selling, general and administration expenses and higher cost of goods sold during the three months ended March 31, 2017 primarily associated with the Apicore business, partially offset by higher revenues and a deferred income tax recovery recorded during the period.

For the three months ended March 31, 2017, the Company recorded a total comprehensive loss of $6.2 million compared to total comprehensive income of $313,000 for the three months ended March 31, 2016. The change in comprehensive income results from the factors described above.

The weighted average number of common shares outstanding used to calculate basic income per share was 15,538,859 for the three months ended March 31, 2017 and 14,596,006 for the three months ended March 31, 2016.

The weighted average number of common shares outstanding used to calculate diluted income per share was 15,538,859 for the three months ended March 31, 2017 and 16,673,117 for the three months ended March 31, 2016.

21

Management's Discussion and Analysis

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and one-time items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three months ended March 31, 2017 and 2016 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three months ended March 31, 2017 and 2016 is reflected in the following table:

(in thousands of CDN $)	2017	2016	Increase (Decrease)
Operating income (loss)	$ (4,434)	$ 1,221	$ (5,655)
Add: amortization	2,894	440	2,454
EBITDA	(1,540)	1,661	(3,201)
Add:
Stock-based compensation	61	140	(79)
One-time sNDA expenses	-	251	(251)
Adjusted EBITDA	$ (1,479)	$ 2,052	$ (3,531)

For the three months ended March 31, 2017, EBITDA was negative $1.5 million compared to EBITDA of $1.7 million for the three months ended March 31, 2016. As discussed above the main factors contributing to the change in EBITDA were higher cost of goods sold, selling, general and administration expenses and higher research and development expenses, partially offset by higher revenues. Adjusted EBITDA for the three months ended March 31, 2017 totaled negative $1.5 million compared to adjusted EBITDA of $2.1 million for the three months ended March 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The loan was used by the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Cash used in operating activities for the three months ended March 31, 2017 decreased by $5.6 million to $834,000 compared to cash from operating activities of $4.8 million for the comparable period in the prior year primarily due to the net loss after adjusting for non-cash items and the higher interest paid during the three months ended March 31, 2017.

22

Management's Discussion and Analysis

Investing activities for the three months ended March 31, 2017 were cash used totaling $1.3 million and related to the acquisition of additional Class E common shares of Apicore during the quarter totaling $936,000 and the acquisition of property and equipment of $357,000, compared to $51,000 relating to the acquisition of property and equipment for the three months ended March 31, 2016.

Cash from financing activities for the three months ended March 31, 2017 totaled $372,000 compared to cash used in financing activities of $170,000 for the three months ended March 31, 2016. The cash from financing activities during the three months ended March 31, 2017 included proceeds received from the exercise of stock options of $130,000, proceeds received from the exercise of stock options within Apicore of $122,000 and proceeds received from the exercise of warrants of $11,000. As well, the Company used its cash held in escrow at December 31, 2016 of $12.8 million to repay Apicore’s long-term debt provided by Knight Therapeutics Inc. Total repayments on long-term debt during the three months ended March 31, 2017 totaled $12.7 million, including the Knight repayment and principal repayments made on the Company’s MIOP loan. For the three months ended March 31, 2016, the Company received $247,000 from the exercise of stock options and repaid $417,000 on the MIOP loan.

As at March 31, 2017, the Company had unrestricted cash totaling $10.5 million compared to $12.3 million as of December 31, 2016. As at March 31, 2017, the Company had a negative working capital of $22.2 million compared to $5.7 million at December 31, 2016.

The Company has long-term debt at March 31, 2017 of $63.3 million recorded in its financial statements.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time. The loan bears interest annually at the crown corporation borrowing rate plus two percent. The loan was renegotiated effective August 1, 2013 to remain subject to interest-only monthly payments until August 1, 2015, at which time the monthly payments became blended as to principal and interest, and the maturity date of the loan was extended from July 1, 2016 to July 1, 2018. The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company must meet its debt repayment obligations and failure to do so could cause the lender to realize upon its security interest in the Company’s assets, and to call on the guarantee provided by the Chief Executive Officer and entities controlled by him. The Company has made all payments to date in relation to this indebtedness; however, there is no certainty that the Company will be able to continue servicing the debt.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. The loan is secured by the Company’s assets including its ownership interests in Apicore. The Company must meet its debt repayment obligations and on-going financial covenants and failure to do so could cause the lender to realize upon its security interest in the Company’s assets. The Company has made all payments to date in relation to this indebtedness, however, there is no certainty that the Company will be able to continue servicing the debt.

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position as at December 31, 2016 as cash held in escrow.

Finally, through the acquisition completed in the 2016 Apicore Transaction, the Company, through Apicore, has an additional debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by land, building, and machinery of the Company, a pledge of 778,440 equity shares of Apicore LLC, each with a value of $0.15 USD and a guarantee by the directors of Apicore.

The minimum annual debt obligations are disclosed under Contractual Obligations.

23

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS

As at March 31, 2017, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2017	2018	2019	2020	2021	Thereafter
Short-term borrowings	$ 1,378	$ 1,378	$ -	$ -	$ -	$ -	$ -
Accounts Payable and Accrued Liabilities	13,169	13,169	-	-	-	-	-
Long-term debt obligations	63,623	2,431	278	278	60,636	-	-
Finance lease obligations	298	67	87	72	72	-	-
Purchase Agreement commitments	7,925	3,854	705	686	560	568	1,552
Total	$ 86,393	$ 20,899	$ 1,070	$ 1,036	$ 61,268	$ 568	$ 1,552

Short-term Borrowings

The Company, through the acquisition of a subsidiary as described in note 4 of the Company’s financial statements has entered into a credit facility with Dena Bank, headquartered in India. The facility provides a USD denominated pre-shipment credit facility “Pre-shipment credit facility” and an Indian Rupee (INR) denominated working capital facility “Working capital facility”. The available credit facility is an aggregate amount of the Dena facility and pre-shipment credit facility to a maximum of INR 75,000,000 (CAD $1,480,547).

Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component has been accreted using the effective interest rate method, and during the three months ended March 31, 2017, the Company recorded accretion of $111,238, non-cash interest expense related to financing costs of $220,374 and interest expense of $1,405,479 on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholder’s equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the three months ended March 31, 2017 was 12%.

Beginning in 2017, the Company is required to maintain certain financial covenants under the terms of the Crown Loan and is in compliance with these covenants for the period ended March 31, 2017.

Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position as at December 31, 2016 as cash held in escrow.

Dena Bank Loan (“Dena Loan”)

The Company, through the acquisition of a subsidiary, has a debt agreement with Dena Bank. The Dena Loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC. with a value each of $0.15 USD, and a guarantee by directors of Apicore LLC.

The effective rate of the Dena Loan for the three months ended March 31, 2017 was 9%.

24

Management's Discussion and Analysis

Manitoba Industrial Opportunities Loan (“MIOP Loan)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the business combination described in note 4 to the Company’s condensed consolidated interim financial statements, the Company did not obtain required approvals from MIOP prior to completing the transaction due to the timing of the closing of the transaction. As a result, $549,443, net of deferred debt issue costs has been included within current liabilities on the statement of financial position as at March 31, 2017 and has been included within the 2017 repayments on the principal repayments to maturity by fiscal year table. The Company has subsequently received a waiver from MIOP waiving any right to call the loan and the long-term portion of the MIOP loan will no longer be included within current liabilities going forward. Aside from this approval, the Company was in compliance with the terms of the loan as at March 31, 2017.

The effective interest rate on the MIOP loan for the three months ended March 31, 2017 was 7% (2016 - 7%).

Finance Lease Obligations

The Company, through the acquisition of a subsidiary as described in note 4 of the Company’s condensed consolidated interim financial statements has entered into three capital lease arrangements to finance the acquisition of certain equipment. The Company’s obligations under finance leases are secured by the associated equipment.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

The Company leases office and manufacturing facilities from a related party, under a non-cancelable agreement expiring in 2024 at escalating rental rates throughout the term of the lease. The terms of the agreement specify that the Company has the option to purchase the building and land at the then fair value, as well as the option to renew the lease for an additional five-year period.

Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

The Company has entered into various collaborative agreements with six parties for the development of products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected costs to be incurred under these agreements approximated US$8.6 million as at March 31, 2017.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

The Company has entered into a purchase arrangement with a vendor to purchase software in the next year with an estimated cost of US$149,000 and has issued non-cancellable purchase orders for the purchase of inventory which total US$1,719,763.

25

Management's Discussion and Analysis

Debt obligations reflect the minimum annual payments under the debt financing agreement. In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT® and TARDOXALTM as well as other product opportunities.

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years. $100,000 of the funding was repaid during the year ended December 31, 2016 and the remaining $100,000 will be repaid during the year ended December 31, 2017.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 9 to the Company’s interim condensed consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the three months ended March 31, 2017 totaled $402,287 (2016 - $320,625) with payments made during the three months ended March 31, 2017 of $395,146 (2016 - $305,846).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

The Company is subject to a stringent regulatory environment. Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

26

Management's Discussion and Analysis

Apicore is involved in legal matters. In 2016, the Company and another pharmaceutical company filed a complaint in the United States District Court for the Eastern District of Texas against a third party asserting that the patents of two of the Company’s products were infringed and, in a later filing, sought monetary damages and injunctive relief. The Court has not issued a final ruling or entered an order on the matter. The Company and the other pharmaceutical company prevailed in a similar action filed in the United States District Court for the District of New Jersey. However, the defendant has indicated that they will file a formal request for a review of the disputed patents with the United States Patent and Trademark Office.

These related matters are in early stages of the legal process; however, management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value, based on the terms of the long-term debt. The royalty obligation and other long-term liability were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at March 31, 2017. The Company is exposed to foreign exchange rate changes that could have Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	March 31, 2017	December 31,2016
Cash	$ 7,808,802	$ 8,895,641
Cash held in escrow	-	9,538,366
Accounts receivable	6,038,748	12,083,028
Accounts payable and accrued liabilities	(6,855,743)	(9,588,229)
Income taxes payable	(476,443)	(375,743)
Current portion of finance lease obligation	(66,454)	(66,454)
Current portion of royalty obligation	(1,415,576)	(1,503,643)
Finance lease obligation	(157,615)	(180,542)
Long-term debt	-	(9,473,000)
Royalty obligation	(2,730,269)	(2,730,269)
Due to Vendor	(2,138,323)	(2,054,882)
	$ 7,127	$ 4,544,273

Based on the above net exposures as at March 31, 2017, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would not result in a significant increase or decrease on the Company's net income or loss (December 31, 2016 - $227,000).

The Company is also exposed to currency risk on the Indian Rupee, however risk is reduced due to the low value of the Rupee in comparison to the Canadian dollar. Foreign currency changes in regards to the Rupee would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

27

Management's Discussion and Analysis

During the three months ended March 31, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21,250 (2016 - $21,250) for business administration services, $53,000 (2016 - $42,500) in rental costs and $10,950 (2016 - $9,925) for commercial and information technology support services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three months ended March 31, 2017, the Company paid GVI CDS $156,260 (2016 - $132,377) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three months ended March 31, 2017, the Company paid CanAm $132,040 (2015 - $166,270) for research and development services.

Beginning with the acquisition of Apicore on December 1, 2016, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC. (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the three months ended March 31, 2017, the Company paid Dap Dhaduk $88,297 for rental expenses.

Beginning with the acquisition of Apicore on December 1, 2016, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three months ended March 31, 2017, the Company paid Aktinos $740,733 for purchases of inventory.

Beginning with the acquisition of Apicore on December 1, 2016, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three months ended March 31, 2017, the Company paid Omgene $26,466 for research and development services.

Beginning with the acquisition of Apicore on December 1, 2016, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the three months ended March 31, 2017, the Company paid 4C Pharma $59,302 for services provided.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at March 31, 2017, included in accounts payable and accrued liabilities is $44,625 (December 31, 2016 - $100,493) payable to GVI, $252,339 (December 31, 2016 - $336,008) payable to GVI CDS, $72,865 (December 31, 2016 - $80,582) payable to CanAm, $761,482 (December 31, 2016 - $467,250) payable to Aktinos and $11,178 (December 31, 2016 - nil) payable to 4C Pharma, which are unsecured and payable on demand.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. As at March 31, 2017, there were no amounts included in accounts payable and accrued liabilities (December 31, 2016 - $54,380) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $155,000 annually. The agreement may be terminated by either party at any time upon 30 days written notice. As at March 31, 2017, there were no amounts included in accounts payable and accrued liabilities (December 31, 2016 - $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

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Management's Discussion and Analysis

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S. $200 million per year. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, one of the Company’s primary ongoing research and development activities is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® High Dose Bolus (“HDB”) regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States. On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however, it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that is has received approval from the FDA for its new bolus vial product format for AGGRASTAT®. The newly approved product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus does (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial has taken place in October of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

The “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

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Management's Discussion and Analysis

Developing additional acute cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

Generating material value for the Company from the majority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition. The Company intends to seek opportunities to increase the value of its majority position in Apicore and its remaining option to acquire additional shares of Apicore which could benefit the Company’s shareholders.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications

The Company is actively working and devoting a modest amount of resources to this program, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2016.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2016, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

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Management's Discussion and Analysis

With the exception of AGGRASTAT® and Apicore suite of products, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including its generic cardiovascular development project or TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT® and the Company’s ability to derive value from the Apicore business.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, can be obtained on SEDAR (www.sedar.com).

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